UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Expiration of Tender Offer & Cancellation of Notes dated 26 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 26, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 26, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

April 26, 2013

BARCLAYS BANK PLC TENDER OFFER: EXPIRATION OF TENDER OFFER AND CANCELLATION OF NOTES PURCHASED PURSUANT THERETO

On March 26, 2013, Barclays Bank PLC (the "Issuer") announced a cash tender offer (the "Tender Offer") to holders of the Issuer's 6.05% Fixed Rate Subordinated Notes due 2017 (CUSIP/ISIN: 06739G AE9 / US06739GAE98 / XS0334249223) (the "6.05% Notes") and 5.140% Lower Tier 2 Notes due October 2020 (CUSIP/ISIN: 06739G BP3 / US06739GBP37) (the "5.140% Notes" and collectively with the 6.05% Notes, the "Notes"), subject to the terms and conditions set forth in an offer to purchase dated March 26, 2013, as amended by the Issuer's announcement on April 3, 2013 that it had decreased the maximum aggregate principal amount of Notes the Issuer will accept in the Tender Offer (the "Tender Cap") from $1 billion to $850 million (the "Offer to Purchase").

On April 9, 2013, the Issuer announced that it had accepted for purchase approximately $850 million of the Notes validly tendered and not validly withdrawn at or prior to April 8, 2013 (the "Early Participation Deadline"). Because the Issuer accepted for purchase Notes in an aggregate principal amount equal to the Tender Cap, no Notes tendered after the Early Participation Deadline were accepted for purchase.  The Tender Offer expired at 5:00 p.m., New York City time, on April 25, 2013, in accordance with its terms.

All Notes purchased pursuant to the Tender Offer have been retired and cancelled by the Issuer and no longer remain outstanding obligations of the Issuer. Subsequent to such retirement and cancellation, the aggregate principal amounts of Notes outstanding in each series are as set forth in the table below:

Series of Notes	Aggregate Principal Amount Purchased pursuant to Tender Offer and Cancelled	Aggregate Principal Amount Outstanding
6.05% Notes	$693,643,000	$1,556,357,000
5.140% Notes	$156,315,000	$1,093,685,000

For Further Information

Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: liability.management@barclays.com

The Tender Agent

Global Bondholder Services Corporation

65 Broadway - Suite 404

New York, New York 10006

United States

Banks and Brokers Call: +1 (212) 430-3774

Toll Free Number: +1 (866) 470-4200

Facsimile: +1 (212) 430-3775/3779

Attention: Corporate Actions

Email: Info@gbsc-usa.com

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0) 20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0) 20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. If any holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.